Energy Metals Corporation
1238 – 200 Granville Street
Vancouver, BC, Canada
V6C 1S4

NOTICE OF CHANGE OF AUDITORS

To:	Davidson & Company LLP, Chartered Accountants
And to:	KPMG LLP, Chartered Accountants
And to:	British Columbia Securities Commission
And to:	Ontario Securities Commission
And to:	Alberta Securities Commission
And to:	Toronto Stock Exchange
And to:	NYSE – ARCA Exchange

TAKE NOTICE THAT effective January 15, 2007, Davidson & Company LLP, Chartered Accountants, the current auditors of Energy Metals Corporation (the “Company”) resigned as auditors at the Company’s request. Management of the Company will fill the vacancy by appointing KPMG LLP, Chartered Accountants, as auditors of the Company to audit the financial statements of the Company commencing with the year ended June 30, 2007.

TAKE FURTHER NOTICE THAT:

(a)

there have been no reservations contained in the auditors’ reports on the annual financial statements of the Company for the two fiscal years immediately preceding the date of this notice or for any period subsequent to the most recently complete period for which an audit report was issued;

(b)	the resignation of Davidson & Company LLP and the appointment of KPMG LLP, Chartered Accountants was considered and approved by the board of directors of the Company; and

(c)

in the opinion of the Company, no reportable events (as defined in National Instrument 51-102) occurred. “Reportable Event” means disagreement or unresolved issues between the Company and Davidson & Company LLP, Chartered Accountants.

Dated at Vancouver, British Columbia this 18th day of January 2007.

BY ORDER OF THE BOARD
ENERGY METALS CORPORATION

Per:

“Paul Matysek”
Paul Matysek
Chief Executive Officer